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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File No. 000-21463


(Check One):  [  ] Form 10-K or Form 10-KSB   [ ] Form 11-K   [ ] Form 20-F
[ X ] Form 10-Q or Form 10-QSB   [ ] Form N-SAR

For Period Ended:  March 31, 1998

[ ] Transition Report on Form 10-K or Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q or Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  Not Applicable

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


                                     Part I
                             Registrant Information

Full Name of Registrant:  Murdock Communications Corporation

Former Name if Applicable:  Not Applicable

Address of Principal Executive Office (Street and Number):  1112 29th Avenue
S.W.

City, State and Zip Code:  Cedar Rapids, IA 52404


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                                     Part II
                             Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semiannual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
[X] 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    Part III
                                    Narrative

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

         The registrant could not file its quarterly report on Form 10-QSB for the quarter ended March 31, 1998 on the prescribed filing date for the following reasons:

                  Due to the unanticipated complexity of including financial information with respect to certain companies acquired by the Company since the start of the fourth quarter of 1997, the Company has not been able to compile and complete the information necessary to complete the Company's unaudited interim consolidated financial statements by May 15, 1998, the required filing date for the Company's quarterly report on Form 10-QSB, without unreasonable effort and expense.




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                                     Part IV
                                Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

Thomas E. Chaplin, Chief Executive Officer  319-362-6900

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [x] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [ X ] Yes   [  ] No

                  The Company anticipates that its unaudited interim consolidated financial statements will reflect a net loss of approximately $422,112 for the three months ended March 31, 1998, as compared to a net loss of $1,226,992 for the three months ended March 31, 1997.

         Murdock Communications Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Dated this 18th day of May, 1998.

                                         MURDOCK COMMUNICATIONS CORPORATION

                                         BY      /s/ Thomas E. Chaplin
                                           -------------------------------------
                                           Thomas E. Chaplin, Chief Executive
                                           Officer






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